Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603


                                October 1, 2019


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1947
                  Balanced Income Builder Portfolio, Series 29
                       File Nos. 333-233488 and 811-03763
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Dear Mr. Bartz:

     This letter responds to your comment given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1947, filed on August 28, 2019 with the Securities and Exchange Commission (the "Commission"). The registration statement proposes to offer the Balanced Income Builder Portfolio, Series 29 (the "Trust").

PROSPECTUS

Investment Summary -- Principal Investment Strategy

     1. The "Principal Risks" section states that that the Trust invests in exchange-traded funds that invest in mortgage-backed securities. Please disclose the Trust's strategy with regard to these securities in the principal investment strategies section.

     Response: In response to this comment, the following sentence will be added to the last paragraph under the "Principal Investment Strategy" section:
"Additionally, the fixed-income securities that the ETFs included in the portfolio may invest in include mortgage-backed securities, among other securities with a fixed income."

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP

                                                       By /s/ Morrison C. Warren
                                                          ----------------------
                                                              Morrison C. Warren